Exhibit 99.33

WBM Capital Corp. Announces Proposed Reverse Takeover By BitZero Blockchain Inc.

Not for distribution to United States newswire services or for release publication, distribution, or dissemination directly, or indirectly, in whole or in part, in or into the United States.

Vancouver, British Columbia, August 27, 2025 – WBM Capital Corp. (the “Company” or “WBM”) is pleased to announce that it has entered into a non-binding letter agreement dated August 21, 2025 (the “Letter Agreement”) with BitZero Blockchain Inc. (“BitZero”), a private corporation existing under the laws of British Columbia. Pursuant to the Letter Agreement, the Company and BitZero propose to complete a business combination transaction that would result in a reverse takeover of WBM by the securityholders of BitZero (the “Proposed Transaction”).

The Company has applied to list the common shares of the entity resulting from the Proposed Transaction (the “Resulting Issuer”) on the Canadian Securities Exchange (the “CSE”). Listing on the CSE is subject to the satisfaction of all applicable listing requirements and conditions and the approval of the CSE.

The Proposed Transaction is anticipated to be structured as a triangular amalgamation involving WBM and a wholly-owned subsidiary of the Company to be incorporated under the Business Corporations Act (British Columbia), pursuant to which BitZero will amalgamate with such subsidiary. The resulting amalgamated entity will become a wholly-owned subsidiary of WBM.

Immediately prior to the closing the Proposed Transaction: (i) WBM will settle approximately $205,647.70 of debt through the issuance of common shares (the “Finco Shares”) of a financing entity of the Company to be incorporated (“Finco”); (ii) holders of Finco Shares will receive common shares of the Resulting Issuer (“Resulting Issuer Common Shares”) on a 1:1 basis; (iii) holders of BitZero common shares (the “BitZero Shares”) will receive Resulting Issuer Common Shares on a 10:1 basis; and (iv) certain BitZero shareholders will exchange their BitZero Shares for a class of non-voting shares of the Resulting Issuer (the “Resulting Issuer Non-Voting Shares”) instead of Resulting Issuer Common Shares. Immediately prior to closing the Proposed Transaction, Finco and a wholly-owned subsidiary of the Company will amalgamate, and the resulting amalgamated entity will be a wholly-owned subsidiary of the Company.

In connection with the Proposed Transaction, WBM will seek shareholder approval to effect the following:

(i) change its name (to such name as determined by BitZero); (ii) adopt a new omnibus equity incentive plan; (iii) create the Resulting Issuer Non-Voting Shares, which will be convertible into Resulting Issuer common shares on a one-for-one basis, subject to certain conditions; and (iv) adopt a shareholder rights plan. Upon completion of the Proposed Transaction, the board of directors and management of the Resulting Issuer will be reconstituted with nominees as determined by BitZero.

Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, CSE acceptance of the proposed listing, WBM shareholder approval, and other regulatory approvals. There can be no assurance that the Proposed Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the CSE Form 2A Listing Statement to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon.

For more information please contact:

WBM Capital Corp.

Carlo Rigillo

Chief Executive Officer

T: 647-400-4794

E: carlo.rigillo@gmail.com

BitZero Blockchain Inc.

Mohammed Salah Bakhashwain

Chief Executive Officer

T: +44 745 412 4445

E: mohammed@bitzero.com

About WBM Capital Corp.

WBM is a British Columbia corporation that is a reporting issuer under the securities laws of British Columbia, Alberta and Ontario. WBM has no material assets and does not conduct any operations or active business, other than the identification and evaluation of acquisition opportunities to permit the Company to acquire a business or assets in order to conduct commercial operations.

About BitZero Blockchain Inc.

Bitzero is a Canadian cryptocurrency mining and IT infrastructure company with cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

Founded in 2021, Bitzero intends to provide investors with exposure to blockchain processing infrastructure and technology along with underlying cryptocurrency rewards and transaction fees.

Cautionary Statements

Completion of the Proposed Transaction is subject to a number of conditions. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the listing statement of the Company, BitZero and the Resulting Issuer, as applicable, to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Information and Statements

This news release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, scheduled”, forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur to be achieved) are not statements of historical fact and may be forward-looking information.

More particularly and without limitation, this news release contains forward-looking statements concerning the Proposed Transaction. In disclosing the forward-looking information contained in this news release, the Company has made certain assumptions, including that: all applicable third party consents and regulatory approvals for the Proposed Transaction will be received; and that the Proposed Transaction will be completed on mutually acceptable terms and within a customary timeframe for transactions of this nature. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: availability of financing; delay or failure to receive third party consents or regulatory approvals; and general business, economic, competitive, political and social uncertainties. There can be no certainty that the Proposed Transaction will be completed on the terms set out in the Letter Agreement or at all. Accordingly, reader should not place undue reliance on the forward-looking information contained in this news release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.